As filed with the Securities and Exchange Commission on March 31, 2000
                                                     Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------

                                   TRISM, INC.
             (Exact name of registrant as specified in its charter)

                 DELAWARE                                 13-3491658
              (State or other                           (I.R.S. Employer
              jurisdiction of                         Identification No.)
             incorporation or
               organization)

                                                               COPY TO:
   4174 JILES ROAD              JAMES G. OVERLEY        ALLAN R. WILLIAMS, ESQ.
KENNESAW, GEORGIA 30144          4174 JILES ROAD           PROSKAUER ROSE LLP
   (770) 795-4600           KENNESAW, GEORGIA 30144          1585 BROADWAY
                               (770) 795-4650           NEW YORK, NEW YORK 10036
                                                            (212) 969-3000
 (Address, including zip   (Name, address, including
code, and telephone number,  zip code, and telephone
 including area code, of     number, including area
 registrant's  principal   code, of agent for service)
  executive offices)

                          ----------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

   If the securities being registered on this form are being offered pursuant to
dividend or interest reinvestment plans, please check the following box.     [ ]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box:                                 [ ]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier
effective Registration Statement for the same offering:                      [ ]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement
for the same offering.                                                       [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box:                                              [ ]

                          ----------------------------

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------
   Title of each class of      Amount to be     Proposed maximum    Proposed maximum     Amount of
 securities to be registered    registered     offering price per  aggregate offering   registration
                                                    unit(1)             price(1)            fee
------------------------------------------------------------------------------------------------------
Common Stock, par value $.01      564,492      $3.6875(2)           $2,081,564          $  550
per share
------------------------------------------------------------------------------------------------------
12% Senior Subordinated          $8,913,024    100%                 $8,913,024          $2,353
Notes Due 2005

------------------------------------------------------------------------------------------------------
     Total                          --                --                   --          $2,903
------------------------------------------------------------------------------------------------------

------------
(1)  Estimated solely for purposes of calculation of the registration fee.
(2) Calculated pursuant to Rule 457(c) based upon the average of the high and low sales prices for the Company's common stock as reported on the OTC Bulletin Board on March 30, 2000.

                                 --------------
   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                   SUBJECT TO COMPLETION, DATED MARCH 31, 2000

                                   TRISM, INC.

                         564,492 SHARES OF COMMON STOCK

                                   $8,913,024
                     12% SENIOR SUBORDINATED NOTES DUE 2005

        This prospectus relates to $8,913,024 principal amount of 12% Senior Subordinated Notes due 2005 of TRISM, Inc. and 564,492 shares of common stock of TRISM, Inc., each held by the selling securityholders identified in this prospectus. The selling securityholders may sell these securities from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers, in privately negotiated transactions, or otherwise. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 8. We will not receive any of the proceeds from the sale of these securities.

        The common stock is quoted on the OTC Bulletin Board under the symbol "TSMX." On March 30, 2000, the last sale price of the common stock reported on the OTC Bulletin Board was $3.50. The 12% Senior Subordinated Notes due 2005 are not listed or quoted on any trading market.

        INVESTING IN TRISM'S SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 5 IN DETERMINING WHETHER TO PURCHASE TRISM'S SECURITIES.

                                  -----------

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

              THE DATE OF THIS PROSPECTUS IS __________ ___, 2000.

                                TABLE OF CONTENTS


The Company....................................................................3

Risk Factors...................................................................5

Use of Proceeds................................................................8

Ratio of Earnings to Fixed Charges.............................................8

Description of Notes...........................................................8

Selling Securityholders.......................................................31

Plan of Distribution..........................................................32

Experts.......................................................................34

Legal Matters.................................................................34

Where to Find Additional Information..........................................34

Incorporation of Certain Documents by Reference...............................35

Forward-Looking Statements....................................................36

                                   THE COMPANY

        TRISM, Inc. is the nation's largest trucking company that specializes in the transportation of heavy and over-dimensional freight and equipment, as well as materials such as munitions, explosives and radioactive and hazardous waste. In addition, TRISM offers worldwide logistics services in specialized markets and super heavy-haul project capacity in conjunction with Econofreight Group Limited, one of the largest over-dimensional transporters in the world.

        TRISM operates the largest, most diversified fleet of specialized equipment in the industry, which includes more than 1,800 tractors with satellite communications, 3,000 open trailers and 1,200 vans. From 44 strategically located owned or leased facilities, TRISM ships cargo to destinations throughout the continental United States and Canada. TRISM also arranges for shipments within Mexico through agreements it maintains with Mexican trucking companies. TRISM employs approximately 620 management and staff and 1,600 drivers, and engages approximately 350 independent contractors. TRISM owns or leases properties in 23 states with its principal offices located in Kennesaw, Georgia and Joplin, Missouri.

        TRISM operates its principal lines of business through its specialized transportation group, secured transportation group and logistics group.

        TRISM SPECIALIZED TRANSPORTATION GROUP. The Trism Specialized Transportation group primarily operates through Trism Specialized Carriers, Inc. Specialized Carriers is the largest single transporter in the over-dimensional and heavy-haul market segments of the industry. Specialized Carriers provides general freight and heavy specialized transportation on a national and international basis, serving markets that include manufacturers of large machinery and equipment, suppliers and contractors to industrial and public construction, importers of industrial durable goods and the United States government.

        TRISM Super Heavy Haul specializes in the transportation of extraordinarily heavy or oversized loads that have unique handling requirements. Through a collaboration with Econofreight Group Limited, a United Kingdom-based, over-dimensional transporter, TRISM offers complete transportation services for super heavy haul commodities throughout the world. The market comprises goods and equipment ranging in weight from 80 to more than 12,000 tons. Heavy Haul's largest customers are manufacturers of large machinery and equipment, suppliers and contractors to industrial and public construction, importers of industrial durable goods, manufacturers of agricultural equipment, electric utilities and the Department of Defense.

        TRISM SECURED TRANSPORTATION GROUP. The Trism Secured Transportation group primarily operates through Trism Secured Transportation, Inc. Secured Transportation is an industry leader in the transportation of cargo with special handling requirements, such as munitions, explosives and radioactive and hazardous waste. Secured Transportation is comprised of three companies: (1) Tri-State Motor Transit Co., (2) Diablo Systems, Inc. and

(3) C.I. Whitten Transfer. Together, this group of companies handles a significant share of the North American military munitions market and represents the largest transporters of Department of Defense munitions in the continental United States. Trism Environmental Services, a division of Tri-State Motor Transit Co., provides service to customers in the hazardous waste and radioactive materials market. The group has operating authority throughout the United States and certain provinces of Canada and maintains trailer-interchange agreements with key Mexican carriers to provide through-trailer service to points within Mexico. The group's largest customers are the United States government and various governmental agencies, waste generators and environmental clean-up firms.

        In addition to these transportation services, Secured Transportation offers dedicated fleet-management services as a cost-effective alternative to operating capital-intensive private fleets, a particularly attractive concept for smaller to mid-sized companies in specialty markets. The dedicated fleet alternative enables customers to ensure an adequate, flexible supply of quality equipment and drivers at the same time that it reduces liability and the need for capital investment.

        TRISM LOGISTICS GROUP. The Trism Logistics group primarily operates through Trism Logistics, Inc. Trism Logistics offers logistical and intermodal support for shippers and TRISM's operating divisions, as well as other transportation companies. Trism Logistics' management services include offering seamless transportation solutions in management of freight moving by truck, rail and water in international markets as well as in the United States and specializes in handling particularly complex moves and special projects that involve hazardous materials and equipment, offering its customers an extremely high level of expertise in compliance procedures, international regulations and supply-chain analysis. Intermodal support services includes a wide range of support services to the industry, such as high-quality terminal gate inspections and coordination of terminal administration, container-yard operations, maintenance-and-repair administration, rail-terminal operations, chassis-pool management and asset disposal. Trism Logistics' customer base includes engineering and construction companies, suppliers to the European community, Fortune 500 companies and major utility companies.

        TRISM's executive offices are located at 4174 Jiles Road, Kennesaw, Georgia 30144. TRISM's telephone number is (770) 795-4600.

                                  RISK FACTORS

        IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, POTENTIAL PURCHASERS OF THE COMPANY'S COMMON STOCK SHOULD CONSIDER THE FOLLOWING RISK FACTORS.

        LEVERAGE AND FINANCIAL COVENANTS. TRISM has indebtedness that could adversely affect its ability to respond to changing business and economic conditions. In addition, a substantial portion of TRISM's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness. At February 15, 2000, TRISM had an aggregate of approximately $87.3 million in long-term indebtedness outstanding, approximately $10.6 million in off-balance sheet lease obligations and stockholders' equity of approximately $20.0 million. TRISM's subordinated note indenture and working capital credit facility contain operating and financial restrictions on TRISM. Such restrictions affect, and in many respects limit or prohibit, among other things, the ability of TRISM to incur additional indebtedness, create liens, sell assets, engage in mergers or acquisitions, make capital expenditures and pay dividends.

        AVAILABILITY OF DRIVERS. Competition for drivers is intense within the transportation industry. TRISM occasionally experiences difficulty attracting and retaining qualified drivers. When this occurs, TRISM's trucks are under utilized, and TRISM must reduce the level of service to its existing customers. In addition, a shortage of qualified drivers reduces TRISM's ability to obtain new business. TRISM incurs significant expenses in recruiting new drivers, and from time to time, TRISM must increase compensation to attract and retain drivers. Difficulty in attracting and retaining qualified drivers may adversely impact TRISM's business, financial condition and results of operations.

        DEPENDENCE ON KEY CUSTOMERS. TRISM's largest customer is the United States government (principally the Department of Defense), which accounted for approximately 15 percent of TRISM's consolidated revenues for the fiscal year ended December 31, 1999. The loss of the United States government as a customer would cause a substantial decrease in business and would have a material adverse effect on TRISM.

        INCREASES IN FUEL COSTS. TRISM depends on diesel fuel to operate its tractors. During the first quarter of 2000, the cost of fuel increased significantly. TRISM will recover a portion of the increased cost through a fuel surcharge from its customers. However, the increased fuel costs may adversely affect TRISM's results of operations. If the cost of fuel continues to increase, TRISM's results of operations will continue to be adversely affected even though TRISM may be able to recover a portion of the fuel increase from its customers.

        CAPITAL REQUIREMENTS. The transportation industry is capital intensive. TRISM relies upon loans and leases to purchase new equipment, and TRISM has granted its lenders a lien on substantially all of its assets. If TRISM is unable to attract capital at acceptable interest rates or raise additional equity on acceptable terms, or if there is a significant increase in interest rates,

TRISM may be forced to limit its growth and operate its tractors and trailers for a longer period, which could adversely affect TRISM's business, financial condition and results of operations.

        DEPENDENCE ON KEY PERSONNEL. TRISM is dependent on the continued services of certain senior executives, who have short term employment agreements with TRISM. The loss of services of one or more senior executives could have a material adverse effect on TRISM.

        COMPETITIVE CONDITIONS. The transportation industry is highly competitive. TRISM believes that competition is based primarily on price, technology and service diversification. TRISM has a significant number of competitors, both locally and regionally. Some of TRISM's competitors have greater financial resources than TRISM.

        ABSENCE OF DIVIDENDS. TRISM has not paid any cash dividends on its common stock. As a holding company, the ability of TRISM to pay dividends is dependent upon the receipt of dividends or other payments from its subsidiaries. TRISM's subordinated note indenture contains a prohibition on TRISM's ability to pay dividends.

        SEASONALITY. TRISM's operations are subject to seasonal trends common to the transportation industry. Results of operations for quarters ending in December and March are significantly lower than the quarters ending in June and September due to reduced shipments and higher operating costs as a percentage of revenues in winter months.

        ABSENCE OF MARKET FOR THE NOTES. There is no existing trading market for TRISM's 12% Senior Subordinated Notes due 2005, and there can be no assurance as to the liquidity of any such market that may develop, the ability of the holders of Notes to sell such securities, the price at which the holders of Notes would be able to sell such securities or whether a trading market, if it develops, will continue. If such market were to exist, the Notes could trade at prices higher or lower than their principal amount, depending on many factors, including prevailing interest rates, the market for similar securities and TRISM's operating results. TRISM does not intend to apply for listing of the Notes on any securities exchange or for inclusion of the Notes on any automated quotation system.

        ADVERSE IMPACT OF YEAR 2000 COMPUTER SYSTEMS COMPLIANCE. Many older computer software programs refer to years in terms of the final two digits only. Such programs may incorrectly interpret the year 2000 to mean the year 1900 or some other incorrect date. If not corrected, such programs could cause date-related transaction failures and other problems. TRISM evaluated its internal date-sensitive systems and equipment for year 2000 compliance. The assessment and testing phase of TRISM's year 2000 project is complete and included both information technology equipment and non-information technology equipment. Based on TRISM's assessment, TRISM determined that its critical software, hardware and information technology equipment was in compliance with year 2000 requirements. TRISM's operations incurred no disruption of their ability to transport product, process financial transactions or engage in normal business activities. Likewise, TRISM experienced no significant problems with its non-information technology systems or key suppliers and customers as a result of the year 2000 issue. TRISM continues to assess the potential impact of the year 2000 on its management and information systems. The failure to correct any material year 2000 problems could result in an interruption in normal business activity. TRISM's continuing review of its management and information systems is expected to reduce the risks associated with the year 2000. However, due to the inherent uncertainty of the year 2000 issue, no assurance can be given that potential year 2000 failures will not adversely impact TRISM's business, financial condition and results of operations.

                                 USE OF PROCEEDS

        The selling stockholders will receive all the net proceeds from any sale of the securities offered by this prospectus. TRISM will not receive any proceeds from any sale of the securities.


                       RATIO OF EARNINGS TO FIXED CHARGES

        The following sets forth the ratio of earnings to fixed charges for each of the last five fiscal years.


                            Pro Forma                   FISCAL YEAR ENDED DECEMBER 31,
                              twelve      --------------------------------------------------
                              months
                              ended
                           DECEMBER 31,
                               1999         1999       1998       1997      1996       1995
                               ----         ----       ----       ----      ----       ----
Ratio of Earnings to
Fixed Charges(1)              --(2)          --         --         --        --        1.3x

--------
(1) Coverage of fixed charges is determined by dividing income from continuing operations before income taxes and extraordinary items, cumulative effect of accounting change, interest expense, debt issuance cost amortization and the interest portion of rental expense deemed representative of the interest factor by the sum of interest expense, debt issuance cost amortization and the portion of the rental expense deemed representative of the interest factor. For the twelve months ended December 31, 1999, 1998, 1997 and 1996, earnings available for fixed charges were inadequate to cover fixed charges by $18.2, $8.4, $8.1 and $9.9 million, respectively.

(2) The Pro forma ratio of earnings to fixed charges for the twelve months ended December 31, 1999 reflects the Company's emergence from bankruptcy and adoption of fresh-start reporting. For the Pro forma twelve months ended December 31, 1999, earnings available for fixed charges were inadequate to cover fixed charges by $5.6 million.


                              DESCRIPTION OF NOTES

        The Notes were issued under an Indenture, dated as of February 15, 2000 (the "Indenture"), between TRISM, Inc. (the "Company"), the guarantors named therein and U.S. Bank Trust National Association, as trustee (the "Trustee"). The following is a summary of the material provisions of the Indenture and is qualified in its entirety by reference to the full text of the Indenture filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of which the prospectus is a part and incorporated herein by reference. Terms not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

GENERAL

        The Notes are senior subordinated obligations of the Company, limited to $30,000,000 aggregate principal amount, and mature on February 15, 2005. Payment in full of the principal amount of the Notes is due on February 15, 2005. The Notes bear interest at the rate of 12% per annum from February 15, 2000, payable semiannually on March 15 and September 15 of each year, commencing on March 15, 2000.

OPTIONAL REDEMPTION

        The Notes may be redeemed, at the option of the Company, in whole at any time or in part, at any time or from time to time, at a Redemption Price equal to 101% of the principal amount thereof, plus, in each case, accrued interest thereon to the Redemption Date.

        If at any time fewer than all of the Notes then outstanding are to be redeemed, the Trustee shall select the Notes or portions thereof to be redeemed by any method the Trustee shall deem fair and reasonable. Notes in denominations larger than $1,000 may be redeemed in part in integral multiples of $1,000.

        Notice of redemption will be mailed to each Holder of Notes to be redeemed at such Holder's registered address at least 30, but not more than 60, days before the Redemption Date. On or after the Redemption Date, interest will cease to accrue on Notes or portions thereof called for redemption.

        In addition to optional redemptions, the Company may from time to time purchase the Notes in the open market, in private transactions or otherwise, as permitted by applicable law.

MANDATORY REDEMPTION

        The Notes will be mandatorily purchased by the Company, in whole or in part, upon certain Asset Sales.

CERTAIN COVENANTS

        The Indenture contains, among others, the following covenants:

        LIMITATION ON RESTRICTED PAYMENTS. The Company shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, make any Restricted Payment.

        MINIMUM NET WORTH.

        (a) If the Company's Net Worth at the end of any fiscal quarter is equal to or less than the Minimum Net Worth, then, commencing on the date on which the Company shall give the

Trustee written notice of any such deficiency, the Notes shall thereafter bear interest at the rate of 13% per annum. The Notes shall bear interest at such rate until the date (the "Deficiency Correction Date") on which the Company shall give the Trustee written notice that its Net Worth, calculated as of the end of the fiscal quarter immediately preceding, is greater than the Minimum Net Worth. The Trustee shall notify the Holders that it has received such a notice from the Company within 10 days after it receives such notice. Subject to certain exceptions, from and after the Deficiency Correction Date, the Notes shall bear interest at the rate specified therein.

        (b) The Company is required to give the Trustee notice that its Net Worth is equal to or less than the Minimum Net Worth at the end of any fiscal quarter in which its Net Worth is equal to or less than such amount if such quarter is one of the first three quarters of any fiscal year of the Company, within 45 days after the end of such quarter and, if such quarter is the fourth quarter of any fiscal year of the Company, within 90 days after the end of such fiscal year. The Trustee shall notify the Holders that it has received such a notice from the Company within 10 days after it receives such notice

        LIMITATIONS ON INCURRENCE OF ADDITIONAL INDEBTEDNESS.

        (a) Except as permitted by the Indenture, the Company will not, and will not permit any of its subsidiaries to, create, incur, assume or, directly or indirectly, guarantee the payment of any Indebtedness, except that the Company and its subsidiaries may incur Indebtedness if at the time of such event and after giving effect thereto on a PRO FORMA basis the Company's Fixed Charge Coverage Ratio for the four full fiscal quarters immediately preceding such event, taken as one period (and calculated on the assumptions that (a) such Indebtedness had been incurred on the first day of such four-quarter period, (b) if applicable, the proceeds therefrom had been used to repay, on the first day of such four-quarter period, Indebtedness actually repaid with such proceeds,
(c) in the case of acquisitions which occurred during such four-quarter period or subsequent to such four-quarter period and/or prior to the date of the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio on a PRO FORMA basis, on the assumption that such transaction occurred on the first day of such four-quarter period, (d) in the case of the incurrence of any Indebtedness during such four-quarter period or subsequent to such four-quarter period and on or prior to the date of the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio on a PRO FORMA basis, on the assumption that such transaction occurred on the first day of such four-quarter period, and (e) in the case of any disposition of assets during such four-quarter period (or subsequent to such four-quarter period and/or prior to the date of the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio) which would require PRO FORMA financial information under applicable accounting rules of the Commission or which results in the assumption, repayment, defeasance or discharge of any Indebtedness, on the assumptions that such disposition had occurred on the first day of such four-quarter period with the appropriate adjustments with respect to such disposition being included in such PRO FORMA calculation, and that any Indebtedness assumed, repaid, defeased or otherwise retired in connection with such disposition was also retired on such date), would have been at least equal to 2.0:1.0 if incurred during the period from the Issue Date through December 31, 2000 and 2.25:1.0 if incurred thereafter. For purposes of this Indenture,

Indebtedness incurred by any person that is not the Company or a subsidiary, which Indebtedness is outstanding at the time such person is acquired as a subsidiary by, becomes, or is merged into or consolidated with, such subsidiary or the Company, shall be deemed to have been incurred or issued, as the case may be, at the time such person is acquired as a subsidiary by, becomes, or is merged into or consolidated with, such subsidiary or the Company.

        (b) (i) Notwithstanding the provisions of paragraph (a) above, the Company and any of its wholly-owned subsidiaries that are Guarantors may incur Indebtedness pursuant to the Senior Secured Credit Facility in an aggregate principal amount at any time outstanding not to exceed $45 million subject to permanent reduction as provided under "Limitation on Asset Sales"; and

                   (ii) The Company shall promptly notify the Trustee in writing of any reduction, refunding or refinancing of the Senior Secured Credit Facility.

        (c) Notwithstanding the provisions of paragraph (a) above, the Company and its subsidiaries may incur Indebtedness evidenced by the Notes and the Guarantor's guarantee of the Company's obligations under the Indenture.

        (d) Notwithstanding the provisions of paragraph (a) above, the Company may incur Indebtedness to any Guarantor, to the extent permitted by the Indenture.

        (e) Notwithstanding the provisions of paragraph (a) above, the Company and its wholly-owned subsidiaries that are Guarantors may incur Indebtedness if such Indebtedness was incurred in connection with the grant of Liens of the type described in clause (xiii) of the definition of the term "Permitted Liens" and the transaction pursuant to which such Indebtedness was incurred, and the amount of such Indebtedness, satisfies and complies with all of the requirements of such clause (xiii).

        RESTRICTIONS ON SALE AND OWNERSHIP OF SUBSIDIARIES. The Company shall not permit any of its subsidiaries to issue any capital stock or partnership interest (other than to the Company or to a wholly-owned subsidiary that is a Guarantor as of the Issue Date) or permit any person (other than the Company or a wholly-owned subsidiary that is a Guarantor as of the Issue Date) to own any capital stock or partnership interest of any subsidiary of the Company, and the Company shall not, and shall cause its subsidiaries not to, own, acquire or permit to exist any subsidiary that is not a wholly-owned subsidiary and a Guarantor, in each case other than (i) a sale of 100% of the capital stock or partnership interests of a subsidiary which is not otherwise prohibited by this Indenture, and (ii) any subsidiary (A) formed after the Issue Date, (B) in which all Investments made or held by the Company and its subsidiaries constitute Permitted Business Investments made pursuant to and in compliance with the definition of such term, and (C) the formation and capitalization of which does not cause or constitute a default or event of default under the Indenture.

        LIMITATION ON ASSET SALES.

        (a) The Company will not, and will not permit any of its subsidiaries to, consummate any Asset Sale unless (i) the Company or the applicable subsidiary receives consideration at the time of such Asset Sale (the "Asset Sale Closing Date") at least equal to the fair market value of the assets sold or otherwise disposed of or issued (as determined in good faith by the Board of Directors of the Company or, with respect to assets having a fair market value in excess of $5 million, an independent financial advisor) and at least 90% of the fair market value (as so determined) of the consideration so received by the Company or such subsidiary is in the form of cash; provided, however, that the amount of (A) any liabilities of the Company or its subsidiaries (other than liabilities owed to the Company, any of its subsidiaries or any of their affiliates) that are assumed by the transferee in any such transaction (as shown on the Company's or such subsidiary's most recent balance sheet) pursuant to a customary novation agreement that irrevocably releases the Company and its subsidiaries from further liability and (B) any cash equivalents received by the Company or any subsidiary from such transferee that are immediately converted by the Company or such subsidiary into cash shall both be deemed to be cash for purposes of this paragraph; and (ii) the Net Cash Proceeds received by the Company or such subsidiary from such Asset Sale are applied in compliance with paragraph (b) below.

        (b) (i) If the Company or any of its subsidiaries engages in an Asset Sale, the Company or such subsidiary shall apply the Net Cash Proceeds thereof in the following order:

                      (A) first, toward the payment of the Indebtedness (other than Indebtedness under the Senior Secured Credit Facility or the Notes) which is senior in right of payment to the payment of the Notes; and

                      (B) second, toward the payment of the Indebtedness under the Senior Secured Credit Facility; provided, however, that any such payment shall result in a permanent reduction of the Lender's commitment thereunder and a corresponding permanent reduction in the maximum amount of Indebtedness permitted under "Limitations on Incurrence of Additional Indebtedness".

               (ii)   All Net Cash Proceeds not applied pursuant to paragraph
         (b)(i) above ("Excess Proceeds") shall be delivered to the Trustee not later than 90 days after the applicable Asset Sale Closing Date (or 30 days after such later date it is first deemed to be an Asset Sale), and shall be applied to the purchase of Notes pursuant to a Net Proceeds Purchase as set forth below. To the extent that any such Excess Proceeds remain after the application of the Net Cash Proceeds described in paragraph (b)(i) above, the Company shall purchase Notes as described in paragraph (c) below (a "Net Proceeds Purchase") at a price equal to 101% of the aggregate principal amount thereof, plus accrued interest to the date of purchase, which shall in the aggregate equal the amount of Excess Proceeds required by to be made available to purchase Notes in a Net Proceeds Purchase.

        (c) Notice of a Net Proceeds Purchase shall be mailed, by first class mail, by the Company not more than 91 days after the relevant Asset Sale Closing Date to all Holders at their last registered addresses, with a copy to the Trustee.

        (d) If at any time any non-cash consideration received by the Company or any Subsidiary in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash, or if cash dividends or interest or other cash payments are received with respect thereto, then such cash shall constitute Net Cash Proceeds.

        GUARANTEES BY SUBSIDIARIES. The Company will cause each of its subsidiaries, whether existing on the Issue Date or thereafter formed or acquired, other than subsidiaries formed after the Issue Date to become a Guarantor by executing and delivering a supplemental indenture evidencing such subsidiary's guarantee.

        LIMITATION ON ISSUANCE OF OTHER SUBORDINATED INDEBTEDNESS SENIOR TO THE NOTES.

        (a) The Company will not create, incur, assume, guarantee or in any other manner become liable with respect to any Indebtedness, other than the Notes, that is subordinate in right of payment to any Senior Indebtedness, unless such Indebtedness is permitted under "Limitations on Incurrence of Additional Indebtedness" and expressly by its terms is also subordinate or ranks PARI PASSU in right of payment to the Notes.

        (b) The Company will not permit any subsidiary to create, incur, assume, guarantee or in any other manner become liable with respect to any Indebtedness, other than the Guarantor's guarantees, that is subordinate in right of payment to any Guarantor Senior Indebtedness, unless: (a) such Indebtedness is permitted under "Limitations on Incurrence of Additional Indebtedness" and expressly by its terms is also subordinate or ranks PARI PASSU in right of payment to the Guarantor's guarantees; or (b) such Indebtedness is incurred by a Subsidiary that is a Guarantor in connection with the lease of tractors, trailers, vans or other equipment used in the ordinary course of the Company's business.

        LIMITATION OF GUARANTEES BY SUBSIDIARIES.

        (a) The Company will not permit any subsidiary, directly or indirectly, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company or any other Subsidiary unless (i) such assumption, guarantee or other liability is permitted under "Limitations on Incurrence of Additional Indebtedness", (ii) each such subsidiary which is not then a Guarantor simultaneously executes and delivers to the Trustee a guarantee in favor of the Trustee (and, if requested by the Trustee, a supplemental indenture in form and substance reasonably satisfactory to the Trustee), providing for the guarantee of payment of the Notes by such subsidiary and (iii)
(a) if any such assumption, guarantee or other liability of such subsidiary is provided in respect of Senior Indebtedness, the guarantee or other instrument provided by such subsidiary in respect of such Senior Indebtedness may be superior to the Guarantee, pursuant to subordination provisions no less favorable than those contained in this Indenture and (b) if such assumption, guarantee or other liability of such subsidiary is provided in respect of Subordinated Indebtedness, the guarantee or other instrument provided by such Subsidiary in respect of such Subordinated Indebtedness shall be subordinated to the Guarantor's guarantee, pursuant to subordination provisions not less favorable than those contained in this Indenture.

        (b) Notwithstanding the foregoing, any such guarantee by a subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any Holder, upon any sale or other disposition (by merger or otherwise) to any person which is not a subsidiary or affiliate of the Company, of all of the Company's capital stock in, or all or substantially all of the assets of, such subsidiary; PROVIDED, that (a) such sale or disposition of such capital stock or assets is otherwise in compliance with the terms of this Indenture and (b) such assumption, guarantee or other liability of such subsidiary has been released by the holders of the other Indebtedness so guaranteed.

        MAINTENANCE CAPITAL EXPENDITURES. The Company shall not, and shall cause its subsidiaries not to, make Maintenance Capital Expenditures in any yearly period in an aggregate amount in excess of eh corresponding limit for such yearly period as set forth in the second column below (or, in the case of a yearly period consisting of less than 365 days, a proportionally lower amount based upon the number of days in such yearly period); provided, however, that at the end of each yearly period the amounts set forth in the second column below for the following yearly period shall be deemed to be (i) reduced in the event of one or more Asset Sales by the Company or its subsidiaries during the yearly period most recently ended by multiplying such number by a fraction, the numerator of which is equal to the consolidated assets of the Company on the last day of the yearly period most recently ended, without considering the proceeds of the Asset Sales, and the denominator of which is equal to the consolidated assets of the Company on the last day of the yearly period immediately preceding the yearly period most recently ended, and (ii) increased in the event of one or more acquisitions by the Company of its subsidiaries of tractors, trailers, vans or other equipment used by the Company or any of its subsidiaries in the operations of Trism's business by multiplying such number by a fraction, the numerator of which is equal to the consolidated assets of the Company on the last day of such calendar year and the denominator of which is equal to the consolidated assets of the Company on the last day of the immediately preceding calendar year.

                                                      MINIMUM MAINTENANCE
                      YEARLY PERIOD ENDING           CAPITAL EXPENDITURES

                      December 31, 2000                     $35,000,000
                      December 31, 2001                     $35,000,000
                      December 31, 2002                     $35,000,000
                      December 31, 2003                     $35,000,000
                      December 31, 2004                     $35,000,000

                      Maturity Date                         $  3,355,000

        ADDITIONAL COVENANTS. The Indenture will also contain covenants with respect to, among other things, the following matters: (i) payment of Notes;
(ii) maintenance of office or agency; (iii) corporate existence; (iv) payment of taxes and other claims; (v) compliance certificate; notice of default; (vi) compliance with laws; (vii) waiver of stay, extension of usury laws; (viii) limitation on transactions with affiliates; (ix) limitations on liens; (x) payments for consent; (xi) subsidiaries; (xii) prohibition on Company and Guarantors becoming an Investment company; (xiii) maintenance of capital expenditures, and (xiv) provision of reports.

MERGER AND CONSOLIDATION

        The Indenture provides that the Company, the Guarantors and their subsidiaries shall not in a single transaction or through a series of related transactions, consolidate with or merge with or into any other person, or transfer all or substantially all of its properties and assets as an entirety or substantially as an entirety to another person or group of affiliated persons or adopt a plan of liquidation, unless (i) the Company shall be the continuing person, or the person formed by such consolidation or into which the Company is merged or to which all or substantially all of the properties and assets of the Company as an entirety or substantially as an entirety are transferred (or, in the case of a plan of liquidation, any person to which assets are transferred) (the Company or such other Person being hereinafter referred to as the "Surviving Person") shall be a corporation organized and validly existing under the laws of the United States, any State thereof or the District of Columbia, and shall expressly assume all the obligations of the Company under the Notes and this Indenture; (ii) (A) the Surviving Person shall have a Net Worth equal to or greater than the Net Worth of the Company immediately preceding the transaction, (B) no default or event of default shall have occurred and be continuing, (C) all guarantees of the Guarantors remain in full force and effect and (D) the incurrence or anticipated incurrence of any Indebtedness to be incurred in connection therewith, the ratio of the Surviving Company's consolidated liabilities to the Surviving Person's consolidated assets shall be equal to or less than the ratio of the Company's Consolidated Liabilities to the Company's consolidated assets immediately prior to such transaction; (iii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, transfer or adoption and such supplemental indenture comply with the Indenture, that the Surviving Person agrees to be bound hereby, that such supplemental indenture and the Indenture, as modified by such supplemental indenture, are enforceable against the Surviving Person and the Guarantors in accordance with their respective terms, and that all conditions precedent herein provided relating to such transaction have been satisfied; and (v) none of the Company, any Guarantor or any of their respective subsidiaries or the Surviving Person would thereupon become obligated with respect to any Indebtedness (including acquired indebtedness) nor would any of its assets of properties become subject to a Lien, unless such person could incur such Indebtedness (including acquired indebtedness) or create such Lien under the Indenture (after giving effect to such person being bound by all the terms of the Indenture).

MODIFICATION OF THE INDENTURE; WAIVER OF COVENANTS

        Modifications and amendments of the Indenture may be made by the Company, the Guarantors and the Trustee with the consent of the Holders of at least 50% in aggregate principal amount of the Notes then outstanding; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, (i) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of Notes or alter the provisions, including the purchase price payable, with respect to repurchases of the Notes; (ii) reduce the rate of or change the time for payment of interest, including default interest, on any Note; (iii) waive a default or event of default in the payment of principal of or premium, if any, or interest on the Notes or that resulted from a failure to comply with "Limitations on Incurrence of Additional Indebtedness" (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration); (iv) make the principal of, or the interest on, any Note payable in any manner other than that stated in this Indenture and the Notes on the Issue Date; (v) make any change in the provisions of this Indenture relating to waivers of past defaults or the rights of Holders of Notes to receive payments of principal of or interest on the Notes; (vi) waive a redemption payment with respect to any Note; (vii) alter the ranking of the Notes relative to other Indebtedness of the Company or the Guarantors; (viii) make any change in the amendment and waiver provisions of this Indenture or the Notes; (ix) impair the right of any Holder to receive payment of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes; (x) release any Guarantor from its guarantee, except as provided herein; or (xi) make any change to the provisions in the Indenture regarding notification of events of default and defaults under the Indenture or modify any of the provisions of this paragraph.

        Notwithstanding the foregoing, without the consent of any Holders of the Notes, the Company, the Guarantors and the Trustee may modify or amend the Indenture (i) to evidence the succession of another Person to the Company and the Guarantors and the assumption by any such successor of the covenants and obligations of the Company in the Indenture and in the Notes and of the Guarantors; (ii) to add to the covenants of the Company, for the benefit of the Holders of the Notes, or to surrender any right or power herein conferred upon the Company or the Guarantors in the Indenture; (iii) to add any additional events of default; (iv) to provide for uncertificated notes in addition to or in place of certificates Notes; (v) to evidence and provide the acceptance of the appointment of a successor Trustee under the Indenture; (vi) to secure the Notes and/or the guarantees; (vii) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be defective or inconsistent with any other provision in the Indenture or in the Notes, provided that any such action shall not adversely affect in any material respect the interests of any Holder of any Note; (viii) to add or release any Guarantor pursuant to the terms of the Indenture or (vi) to comply with the requirements of the Securities and Exchange Commission to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939.

SUBORDINATION

        The Company covenants and agrees, and each Holder of a Note, by his acceptance thereof, likewise covenants and agrees, that, to the extent and in the manner set forth in the Indenture, the Indebtedness represented by the Notes and the payment of the principal of, premium, if any, and interest on each and all of the Notes are hereby expressly made subordinate and subject in right of payment as provided in the Indenture to the prior payment in full in cash or cash equivalents of all Senior Indebtedness.

        The provisions of this paragraph shall constitute a continuing offer to all persons who, in reliance upon such provisions, become holders of, or continue to hold Senior Indebtedness; and such provisions are made for the benefit of the holders of Senior Indebtedness; and such holders are made obligees hereunder and they or each of them may enforce such provisions.

        The provisions of this paragraph shall not be applicable from and after the date of legal defeasance or covenant defeasance.

EVENTS OF DEFAULT

        An "Event of Default" will occur if:

        1. the Company defaults in the payment of interest on any Notes when the same becomes due and payable, and the default continues for a period of 30 days;

        2. the Company defaults in the payment of the principal of (or premium, if any, on) any Note when the same becomes due and payable, at maturity, upon acceleration, redemption or otherwise (including the failure to purchase (or offer to purchase) Notes tendered pursuant to the terms of the Indenture);

        3. the Company or any Guarantor under the Indenture fails to comply with any other agreement or covenant contained in the Notes, the Indenture or the registration rights agreement, and the default continues for the period and after the notice specified in the Indenture;

        4. there shall be a default under any bond, debenture or other evidence of indebtedness of the Company or any Guarantor under the Indenture having an aggregate amount in excess of $3,000,000, or under any mortgage, security agreement, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any such indebtedness, if such default either (A) results from the failure to pay principal or interest on any indebtedness or (B) relates to an obligation other than the obligation to pay principal or interest on any indebtedness and results in the holder or holders of such indebtedness causing such indebtedness to become due prior to its stated maturity;

        5. any guarantee under the Indenture required to be in full force and effect by the terms of the Indenture ceases to be in full force and effect or is declared null and void or otherwise not enforceable against any Guarantor under the Indenture in accordance with its terms, or any of the Guarantors under the Indenture repudiates its obligations under its guarantee or denies that it has any further liability under the guarantee or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Guarantor), or any guarantor under the Indenture repudiates its obligations under its guarantee of the Notes or if a final judicial determination is made that such guarantee is not enforceable against any guarantor in accordance with its terms;

        6. the Company or any Guarantor under the Indenture pursuant to or within the meaning of any bankruptcy law:

              (a) admits in writing its inability to pay its debts generally as they become due;

              (b)     commences a voluntary case or proceeding;

              (c) consents to the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding;

              (d) consents to the appointment of a custodian of it or for all or substantially all of its property;

              (e) consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it;

              (f) makes a general assignment for the benefit of its creditors; or

              (g) takes any corporate action to authorize or effect any of the foregoing;

        7. a court of competent jurisdiction enters a judgment, decree or order under any bankruptcy law that is for relief against the Company or any guarantor under the Indenture, in an involuntary case or proceeding which shall
(A) approve a petition seeking reorganization, arrangement, adjustment or composition in respect of the Company or any Guarantor, (B) appoint a custodian of the Company or any Guarantor, or for substantially all of its property, or
(C) order the winding-up or liquidation of its affairs, and in each case the judgment, order or decree remains unstayed and in effect for 60 days;

        8. any warrant of attachment is issued against any property of the Company or any guarantor under the Indenture having a value of at least $3 million, which warrant is not released, stayed or bonded against within 60 days after service of process with respect thereto;

        9. any final judgments or orders not covered by insurance (which insurance has been issued by a financially sound insurer that is not an affiliate of the Company and that has not disclaimed or threatened to disclaim coverage) for the payment in money which individually or in an aggregate amount at any one time exceeds, $3 million shall be rendered against the Company, any Guarantor under or any of their respective subsidiaries by a court of competent jurisdiction shall remain unstayed, undischarged or unbonded for a period of 60 days after judgement becomes final and nonappealable; or

        10. there shall be any failure to procure and maintain property and liability insurance continuing, in the case of failure to maintain such insurance, until the earlier of (A) 30 days after notice to the Company or any of its subsidiaries or the trustee of the lapse or cancellation of such insurance, and (B) the date such lapse or cancellation is effective as to the trustee.

        If a default or event of default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each holder of Notes notice of the uncured default or event of default within 90 days after such default or event of default occurs. Except in the case of a default or an event of default in payment of principal of, or interest on, any Note, including the failure to make a net proceeds purchase, the Trustee may withhold the notice if and so long as its Board of Directors, the executive committee of its Board of Directors or a committee of its directors and/or trust officers in good faith determines that withholding the notice is in the interest of the holders.

DEFEASANCE OR COVENANT DEFEASANCE OF THE INDENTURE

        The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors and any of its Subsidiaries with respect to the outstanding Notes discharged ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due and certain provisions of the Indenture with respect to the registration and transfer of the Notes. In addition, the Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors and any of its subsidiaries with respect to certain covenants described in the Indenture released ("covenant defeasance") and thereafter any failure to comply with such covenants shall not constitute a default or an event of default. In the event of a covenant defeasance, certain other events (not including prepayment, bankruptcy, receivership or insolvency events) described under "Events of Default" will no longer constitute a default or an event of default with respect to the Notes.

        In order to exercise either defeasance or covenant defeasance:

        1. the Company must irrevocably deposit with the Trustee or paying agent, in trust, for the benefit of the holders, U.S. legal tender, U.S. government obligations which, through the scheduled payment of principal and interest in respect as will be sufficient to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

        2. in the case of a legal defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that the holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such legal defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such legal defeasance had not occurred.

       3. in the case of a covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

        4. no default or event of default shall have occurred and be continuing on the date of such deposit (other than a default or event of default resulting from the incurrence of Indebtedness) all or a portion of the proceeds of which will be used to defease the Notes;

        5. such legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture, or a default under any other material agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound;

        6. the Company shall have delivered to the Trustee an opinion of counsel to the effect that the trust funds will not be subject to any rights of holders of indebtedness which is senior to the Notes, and to the effect that after the 91st day following the deposit, such trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

        7. the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company;

        8. the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the legal defeasance or covenant defeasance have been complied with;

        9. such legal defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act of 1939, as amended; and

        10. such legal or covenant defeasance shall not result in the trust arising from such constituting an investment company within the meaning of the Investment Company Act of 1940, as amended.

TRUSTEE

        U.S. Bank Trust National Association is the Trustee for the Holders of the Notes under the Indenture. The address of the principal corporate trust office of the Trustee is U.S. Bank Trust Center, 180 East 5th Street, St. Paul, Minnesota 55101.

        Subject to a Holder's right to bring suit for enforcement of payments required to be made under the Indenture, a Holder may not pursue any remedy with respect to this Indenture or the Notes unless: (1) the Holder gives to the Trustee notice of a continuing Event of Default; (2) the Holder or Holders of at least 25% in principal amount of the outstanding Notes make a written request to the Trustee to pursue the remedy; (3) such Holder or Holders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense to be incurred in compliance with such request; (4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (5) during such 60-day period the Holder or Holders of a majority in principal amount of the outstanding Notes do not give the Trustee a direction which, in the opinion of the Trustee, is inconsistent with the request.

CERTAIN DEFINITIONS

        "ASSET SALE" means the disposition by the Company or any subsidiary to any person other than the Company or a Guarantor, in one transaction, or a series of related transactions, of (i) any capital stock of any subsidiary (except for directors' qualifying shares or certain minority interests sold to other persons solely due to local law requirements that there be more than one stockholder, but which are not in excess of what is required for such purpose), or (ii) any other property or assets of the Company or any subsidiary, other than (A) sales of obsolete or worn out equipment in the ordinary course of business or other assets that, in the Company's reasonable judgment, are no longer used or useful in the conduct of the business of the Company and its subsidiaries, (B) any sale or lease of property or other assets entered into by the Company or any subsidiary in the ordinary course of business, other than any lease that provides for the acquisition of the property for less than the fair market value, (C) a payment permitted under "Limitation on Payment Restrictions Affecting Subsidiaries", and (D) a consolidation or merger or any transfer of assets (including pursuant to a plan of liquidation) in compliance with Article Five of this Indenture. An Asset Sale shall include the requisition of title to, seizure of or forfeiture of any property or assets, or any actual or constructive total loss or an agreed or compromised total loss of any property or assets. Notwithstanding the foregoing, a disposition by the Company or any subsidiary to any person other than the Company or a Guarantor, in one transaction, or a series of related transactions, of any tractors, trailers, vans or other equipment used by the Company or any of its subsidiaries in the operation of TRISM's business shall not be deemed to be an Asset Sale unless and until the Net Cash Proceeds so received by the Company or such subsidiary have not been applied by the Company or such subsidiary, within one year of the date of such disposition, toward the acquisition of tractors, trailers, vans or other equipment that replace the properties that were the subject of such disposition.

        "CONSOLIDATED INCOME TAX EXPENSE" means for any period, as applied to the Company, the provision for federal, state, local or foreign income taxes of the Company and its consolidated subsidiaries for such period as determined in accordance with GAAP.

        "CONSOLIDATED INTEREST EXPENSE" means, without duplication, for any period, as applied to the Company, the sum of (a) the interest expense of the Company and its consolidated subsidiaries for such period as determined in accordance with GAAP including, without limitation, (i) amortization of debt discount, (ii) the net cost under interest swap obligations (including amortization of discounts), (iii) the interest portion of any deferred payment obligation, (iv) accrued interest, (v) noncash interest payments and (vi) commissions, discounts, and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, plus (b) the interest portion of capitalized lease obligations paid or accrued by the Company and its consolidated subsidiaries, plus (c) amortization of capitalized interest, plus
(d) dividends in respect of preferred stock of the Company or any subsidiary held by persons other than the Company or a wholly owned subsidiary.

        "CONSOLIDATED NET INCOME (LOSS)" means, for any period, the Consolidated net income (or loss) of the Company and its consolidated subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (or loss), by excluding without duplication (i) all extraordinary gains or losses; (ii) any net income of any person if such person is not a subsidiary, in which the Company or any of its subsidiaries has an interest, except to the extent of the amount of any dividends or distributions actually paid in cash to the Company or a subsidiary of the Company during such period, but not in excess of the Company's PRO RATA share of such person's net income (or loss) subsequent to the Issue Date; (iii) net income (or loss) of any person combined with the Company or any of its subsidiaries in a "pooling of interests" basis attributable to any period prior to the date of combination; (iv) any gain or loss, net of taxes, realized upon the termination of any employee pension benefit plan; (v) net gains or losses in respect of dispositions of assets other than in the ordinary course of business;
(vi) the net income of any Subsidiary to the extent that the declaration of dividends or similar distributions by that subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Subsidiary or its shareholders.

        "CONSOLIDATED RENTAL PAYMENTS" of any person means, for any period, the aggregate rental obligations of such person and its consolidated subsidiaries (not including taxes, insurance, maintenance and similar expenses that the lessee is obligated to pay under the terms of the relevant leases), determined on a consolidated basis in accordance with GAAP, payable in respect of such period (net of income from subleases thereof, not including taxes, insurance, maintenance and similar expenses that the sublessee is obligated to pay under the terms of such sublease), whether or not such obligations are reflected as liabilities or commitments on a consolidated balance sheet of such person and its subsidiaries or in the notes thereto, EXCLUDING, HOWEVER, in any event, (i) that portion of Consolidated Interest Expense of such person representing payments by such person or any of its consolidated subsidiaries in respect of capitalized lease obligations (net of payments to such person or any of its consolidated subsidiaries under subleases qualifying as capitalized lease subleases to the extent that such payments would be deducted in determining Consolidated Interest Expense) and (ii) the aggregate amount of amortization of obligations of such Person and its consolidated subsidiaries in respect of such capitalized lease obligations for such period (net of payments to such person or any of its consolidated subsidiaries and subleases qualifying as capitalized lease subleases to the extent that such payments could be deducted in determining such amortization amount).

        "DISQUALIFIED CAPITAL STOCK" means, with respect to any person, any capital stock or partnership interest of such person that, by its terms, by the terms of any agreement related thereto or by the terms of any security into which it is convertible, puttable or exchangeable, is, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased by such person or its subsidiaries, including at the option of the holder, in whole or in part, or matures or has, or upon the happening of an event or passage of time would have, a redemption or similar payment due, in each instance on or prior to one year following February 15, 2005, in cash or securities constituting Indebtedness.

        "FIXED CHARGE COVERAGE RATIO" means for any period the ratio of (a) the sum of Consolidated Net Income (Loss), Consolidated Interest Expense, one-third of Consolidated Rental Payments, and Consolidated Income Tax Expense plus, without duplication, all depreciation, amortization and all other noncash charges (excluding any such noncash charge constituting an extraordinary item of loss or any noncash charge which requires an accrual of or a reserve for cash charges for any future period), in each case, for such period, of the Company and its subsidiaries on a Consolidated basis, all determined in accordance with GAAP to (b) Consolidated Interest Expense and one-third of Consolidated Rental Payments for such period; PROVIDED that in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a PRO FORMA basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period.

        "GAAP" means at any date, United States generally accepted accounting principles, consistently applied.

        "GUARANTOR" means (i) as of the Issue Date, the initial Guarantors under the Indemnitees, and (ii) thereafter, unless released from the Guarantee as permitted by this

Indenture, the Initial Guarantors and any other person that becomes a guarantor of the Notes in compliance with the provisions of this Indenture and executes a supplemental indenture agreeing to be bound by the terms of this Indenture.

        "GUARANTOR SENIOR INDEBTEDNESS" means, with respect to any Guarantor, the principal of, premium, if any, and interest (including interest to the extent allowable, accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy laws) of any Indebtedness of such Guarantor (other than as otherwise provided in this definition), whether outstanding on the Issue Date or thereafter, created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Guarantee of such Guarantor. Without limiting the foregoing, in the case of the Senior Credit Facility, "Guarantor Senior Indebtedness" means and includes all obligations of any guarantor thereunder, including, without limitation, principal, premium, if any, interest (including interest accruing after the filing of a petition initiating any proceeding under state, federal or foreign bankruptcy laws), fees, breakage costs, reimbursement obligations, indemnities, and all other obligations of such parties to the Lenders. Notwithstanding the foregoing, "Guarantor Senior Indebtedness" does not include (i) Indebtedness evidenced by the guarantee of such Guarantor, (ii) Indebtedness that is subordinate or junior in right of payment to any Indebtedness of such Guarantor, (iii) Indebtedness which when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to such Guarantor, (iv) Indebtedness which is represented by redeemable capital stock, (v) any liability for federal, state, local or other taxes owed or owing by such Guarantor, (vi) any accounts payable to trade creditors created, incurred, or assumed by such Guarantor in the ordinary course of business in connection with obtaining goods, materials or services, (vii) Indebtedness of such Guarantor to a subsidiary of the Company,
(viii) amounts payable on any Indebtedness to any employee or affiliate of such Guarantor other than as provided in clause (vii) (except for any Indebtedness evidenced by any debt securities of such Guarantor purchased by such employee or affiliate after such debt securities have been registered under the Securities Act, PROVIDED that such debt securities rank senior in right of payment to the Guarantee of such Guarantor and the issuance of the securities was permitted by the covenant described in "Limitations on Incurrence of Additional Indebtedness", (ix) that portion of any Indebtedness which is issued by such Guarantor in violation of this Indenture, PROVIDED, HOWEVER, that in the case of the preceding clause (ix), any Indebtedness issued to any Person who had no actual knowledge that the incurrence of such Indebtedness was not permitted under "Limitations on Incurrence of Additional Indebtedness" and who received on the date of issuance thereof a certificate from an officer of the Company to the effect that the issuance of such Indebtedness would not violate such Section shall constitute Guarantor Senior Indebtedness and (x) Indebtedness of such Guarantor representing a guarantee of Subordinated Indebtedness of the Company or any other Guarantor, or a guarantee of Indebtedness that ranks PARI PASSU with the Notes.

        "HOLDER" means the person in whose name a Note is registered on the registrar's books.

        "INDEBTEDNESS" as applied to any person means, at any time, without duplication, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent: (i) any obligation of such person for borrowed money; (ii) any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including, without limitation, any such obligations incurred in connection with acquisition of property, assets or businesses, excluding accounts payable made in the ordinary course of business which are not more than 90 days overdue or which are being contested in good faith and by appropriate proceedings; (iii) any obligation of such person for all or any part of the purchase price of property or assets or for the cost of property constructed or of improvements thereto (including any obligation under or in connection with any letter of credit related thereto), other than accounts payable incurred in respect of property and services purchased in the ordinary course of business which are no more than 90 days overdue or which are being contested in good faith and by appropriate proceedings; (iv) any obligation of such person upon which interest charges are customarily paid (other than accounts payable incurred in the ordinary course of business); (v) any obligation of such person under conditional sale or other title retention agreements relating to purchased property; (vi) any obligation of such person issued or assumed as the deferred purchase price of property or assets (other than accounts payable incurred in the ordinary course of business which are no more than 90 days overdue or which are being contested in good faith and by appropriate proceedings); (vii) any capitalized lease obligation or attributable Indebtedness pursuant to any sale and lease-back transaction of such person;
(viii) any obligation secured by (or for which the obligee thereof has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired, whether or not any obligation secured thereby has been assumed, by such person; (ix) any obligation of such person in respect of any letter of credit supporting any obligation of any other person; (x) the maximum fixed repurchase price of any Disqualified Capital Stock of such person (or if such person is a subsidiary, any preferred stock of such person); (xi) the notional amount of any interest swap obligation or currency hedge obligation of such person at the time of determination; and (xii) any obligation which is in economic effect a guarantee, regardless of its characterization (other than an endorsement in the ordinary course of business), with respect to any Indebtedness of another person, to the extent guaranteed. For purposes of the preceding sentence, the maximum fixed repurchase price of any Disqualified Capital Stock or subsidiary preferred stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock or subsidiary preferred stock as if such Disqualified Capital Stock or subsidiary preferred stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided that if such Disqualified Capital Stock or subsidiary preferred stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Disqualified Capital Stock or subsidiary preferred stock. The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any guarantees at such date; provided, further, that for purposes of calculating the amount of any non-interest bearing or other discount security, such Indebtedness shall be deemed to be the principal amount thereof that would be shown on the balance sheet of the issuer dated such date prepared in accordance with GAAP but that such security shall be deemed to have been incurred only on the date of the original issuance thereof.

        "INVESTMENT" by any person means (i) any investment or acquisition by such person, in any transaction or series of related transactions, whether by a purchase of capital stock, partnership interests or assets, share purchase, capital contribution, loan, advance (other than (a) reasonable loans and advances to employees for moving and travel expenses or as salary advances, incurred, in each case, in the ordinary course of business consistent with past practice, and (b) trade credit extended to customers in the ordinary course of business of the Company or any of its subsidiaries consistent with past practice and on terms and conditions common in the industry and no less favorable to the Company or such subsidiary than trade credit extended by other suppliers similarly situated) or similar credit extension constituting Indebtedness of another person, and any guarantee of Indebtedness of any other person (other than a guarantee of Indebtedness incurred under the Senior Secured Credit Facility or the Indenture), and (ii) any capital expenditure. The amount of any Investment shall be the greater of (A) the fair market value of the assets being transferred, and (B) the gross amount of assets acquired as a result of such Investment (or in the case of an Investment in capital stock or partnership interests issued by another person, the appropriate proportion of the gross assets of such other person).

        "ISSUE DATE" means February 15, 2000.

        "LENDER" means collectively the lenders and agent under the Senior Secured Credit Facility.

        "LIEN" means any mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property, or a security interest of any kind (including any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing, any option or other agreement to sell which is intended to constitute or create a security interest, mortgage, pledge or lien (other than bona fide options and agreements for the sale of assets) and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

        "MAINTENANCE CAPITAL EXPENDITURES" means Capital Expenditures directly related to maintaining, servicing, replacing and upgrading the tractors, trailers, vans and other equipment used by the Company or any of its Subsidiaries in the operation of the TRISM's business on the Issue Date, and specifically excludes Capital Expenditures related to the acquisition of any other tractors, trailers, vans and other equipment.

        "MINIMUM NET WORTH" means an amount equal to 80% of the Net Worth of the Company as of the Issue Date.

        "NET CASH PROCEEDS" means with respect to any Asset Sale, the proceeds in the form of cash or cash equivalents including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents received by the Company or any of its subsidiaries from such Asset Sale, net of (i) reasonable and customary expenses directly related to such Asset Sale, (ii) provision for the net amount of all taxes directly payable as a result of such Asset Sale, and (iii) amounts required to be applied to the repayment of Indebtedness (other than Indebtedness under the Indenture or any Indebtedness that is not secured by the assets that were the subject of such Asset Sale) secured by a Permitted Lien on the assets that were the subject of such Asset Sale.

        "NET WORTH" as of any date means, with respect to any person, the amount of the equity of the holders of capital stock of such person that would appear on the balance sheet of such person as of such date, determined in accordance with GAAP, adjusted to exclude (to the extent included in such equity) the amount of equity attributable to any Disqualified Capital Stock.

        "PERMITTED BUSINESS INVESTMENT" means any Investment (other than Maintenance Capital Expenditures) directly related to TRISM's business, as it is conducted as of the Issue Date, made by the expenditure of cash or cash equivalents; PROVIDED, HOWEVER, that (i) the aggregate of all Permitted Business Investments in any yearly period shall not exceed $5 million (or, in the case of a yearly period consisting of less than 365 days, a proportionally lower amount based upon the number of days in such yearly period), and (ii) any Permitted Business Investment which individually or together with any similar or related Permitted Business Investments and Permitted Business Investments constituting part of a common plan or series of transactions involves an Investment of an amount of $2.5 million or more must be approved by the Company's Board of Directors as evidenced by a board resolution.

        "PERMITTED INVESTMENT" by any person means (i) any Permitted Business Investment, (ii) cash and cash equivalents, (iii) Investments existing on the Issue Date, (iv) Investments by the Company or any wholly-owned subsidiary of the Company in the Company or any other wholly-owned subsidiary of the Company that is a Guarantor (other than any such Investments which would constitute Stock Payments or Restricted Debt Prepayments), and (v) Maintenance Capital Expenditures permitted by, the Indenture.

        "PERMITTED LIENS" shall mean (i) Liens for taxes, assessments, and governmental charges to the extent not required to be paid under this Indenture;
(ii) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen, or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate process of law, and for which a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made; (iii) pledges or deposits in the ordinary course of business to secure lease obligations or nondelinquent obligations under workers' compensation, unemployment insurance or similar legislation; (iv) Liens to secure the performance of public statutory obligations that are not delinquent, appeal bonds, performance bonds or other obligations of a like nature (other than for borrowed money); (v) Liens arising under government contracts in the ordinary course of business that do not secure any Indebtedness; (vi) easements, rights-of-way, restrictions, minor defects or irregularities in title and other similar charges or encumbrances not interfering in any material respect with the business of the Company or any subsidiary of the Company incurred or arising in the ordinary course of business; (vii) rights of banks to set off deposits against debts owed to said banks; (viii) any interest or title of a lessor in the property subject to any lease, other than any such interest or title resulting from or arising out of a default by the Company or any subsidiary of the Company of its obligations under such lease; (ix) any other Liens imposed by operation of law which do not materially affect the Company's or any of its subsidiaries' ability to perform its obligations under this Indenture; (x) any Liens arising under the Indenture, (xi) Liens arising under the Senior Secured Credit Facility; (xii) Liens securing purchase money Indebtedness; and (xiii) Liens on property of a person existing at the time such person is acquired by, or merged into or consolidated with, the Company or a wholly-owned subsidiary that is a Guarantor if (a) such Liens were in existence prior to the contemplation of such acquisition, merger or consolidation and do not extend to any assets other than those directly or indirectly acquired as a result of such acquisition, merger or consolidation, (b) such acquisition, merger or consolidation is a Permitted Business Investment, and (c) such Liens secure Indebtedness in an aggregate principal amount at any one time outstanding of less than 80% of the book value of the assets of such person immediately prior to such acquisition, merger or consolidation.

        "QUALIFIED CAPITAL STOCK" means, with respect to any person, any capital stock or partnership interest of such person that is not Disqualified Capital Stock.

        "REDEMPTION DATE," when used with respect to any Note to be redeemed or purchased, means the date fixed for such redemption or purchase pursuant to this Indenture and the Notes.

        "REDEMPTION PRICE," when used with respect to any Note to be redeemed, means the price fixed for such redemption pursuant to this Indenture and the Notes.

        "RESTRICTED DEBT PREPAYMENT" means any principal payment, purchase, redemption, defeasance (including, but not limited to, in substance or legal defeasance) or other acquisition or retirement for value, directly or indirectly, by the Company or any of its subsidiaries, prior to the scheduled maturity or prior to any scheduled repayment of principal or sinking fund payment, as the case may be, on or in respect of Indebtedness the Company or any of its subsidiaries that is Subordinated Indebtedness or ranks PARI PASSU in right of payment to the Notes or the Guarantee, as applicable.

        "RESTRICTED PAYMENT" means any (i) Stock Payment, (ii) Investment (other than a Permitted Investment) or (iii) Restricted Debt Prepayment.

        "SENIOR INDEBTEDNESS" means the principal of, premium, if any, and interest (including interest, to the extent allowable, accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy laws) on any Indebtedness of the Company (other than as otherwise provided in this definition), whether outstanding on the Issue Date or thereafter created, incurred or assumed, UNLESS, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (i) Indebtedness evidenced by the Notes or the Guarantor's guarantees, (ii) Indebtedness that is subordinate or junior in right of payment to any Indebtedness of the Company or any subsidiary, (iii) Indebtedness which when incurred and without respect to any election under
Section 1111(b) of Title 11, United States Code, is without recourse to the Company or any subsidiary, (iv) Indebtedness which is represented by redeemable capital stock, (v) any liability for federal, state, local, foreign or other taxes owed or owing by the Company or any subsidiary, (vi) any accounts payable to trade creditors created, incurred or assumed by the Company or any subsidiary of the Company in the ordinary course of business in connection with obtaining goods, materials or services, (vii) Indebtedness of the Company to a subsidiary,
(viii) amounts payable on any Indebtedness to any employee or affiliate of the Company other than as provided in clause (vii) (except for any Indebtedness evidenced by any debt securities of the Company purchased by such employee or affiliate after such debt securities have been registered under the Securities Act, PROVIDED that such debt securities rank senior in right of payment to the Notes and the issuance of the securities was permitted by "Limitation on Indebtedness"), and (ix) that portion of any Indebtedness which at the time of issuance is issued in violation of this Indenture; PROVIDED, HOWEVER, that in the case of this clause (ix), any Indebtedness issued to any Person who had no actual knowledge that the incurrence of such Indebtedness was not permitted under "Limitation on Indebtedness" and who received on the date of issuance thereof a certificate from an officer of the Company to the effect that the issuance of such Indebtedness would not violate "Limitation on Indebtedness" shall constitute Senior Indebtedness. Without limiting the foregoing, in the case of the Senior Credit Facility, "Senior Indebtedness" means and includes all obligations of any guarantor thereunder, including, without limitation, principal, premium, if any, interest (including interest accruing after the filing of a petition initiating any proceeding under state, federal or foreign bankruptcy laws), fees, breakage costs, reimbursement obligations, indemnities, and all other obligations of such parties to the Lenders.

        "SENIOR SECURED CREDIT FACILITY" means the Post-Confirmation Loan and Security Agreement, dated as of February 15, 2000, by and among the Company, the subsidiaries of the Company signatories thereto and Lender, together with the notes, security agreements, guarantees and other Loan Documents (as therein defined) related thereto, as the same may be amended, extended, renewed, restated, supplemented or otherwise modified from time to time, pursuant to which Lender may loan up to $45 million to the Company, and any agreement governing Indebtedness incurred to refund or refinance the entirety of the borrowings and commitments then outstanding or permitted to be outstanding under such Senior Secured Credit Facility or such agreement.

        "STOCK PAYMENT" means, with respect to any person, (i) the declaration or payment by such person, directly or indirectly, either in cash or in property, of any dividend on (except, in the case of the Company, dividends payable solely in Qualified Capital Stock of the Company), or the making by such person or any of its subsidiaries of any other distribution in respect of, such person's capital stock or partnership interests or any warrants, rights or options to purchase or acquire shares of any class of such capital stock or partnership interests, or (ii) the redemption, repurchase, retirement or other acquisition for value by such person or any of its subsidiaries, directly or indirectly, of such person's or any of its subsidiaries' or affiliates' capital stock or partnership interests or any warrants, rights or options to purchase or acquire shares of any class of such capital stock or partnership interests other than, in the case of the Company, through the issuance in exchange therefor solely of Qualified Capital Stock of the Company; provided, however, that in the case of a subsidiary of the Company, the term "Stock Payment" shall not include any such payment with respect to its capital stock or partnership interests or warrants, rights or options to purchase or acquire shares of any class of its capital stock or partnership interests if such payment is made to the Company or a wholly-owned subsidiary of the Company that is a Guarantor as of the Issue Date.

        "SUBORDINATED INDEBTEDNESS" means (i) Indebtedness of the Company which is subordinated in right of payment to the Notes and (ii) Indebtedness of any subsidiary which is subordinated in right of payment to the Guarantee.

                             SELLING SECURITYHOLDERS

        This prospectus relates to periodic offers and sales of (1) up to $8,913,024 principal amount of Notes and (2) up to 564,492 shares of common stock by the selling securityholders described below and their respective pledgees, donees and other successors in interest (collectively, the "Selling Securityholders").

        The following table sets forth certain information with respect to the Selling Securityholders and their beneficial ownership of the Notes as of the date of this prospectus. TRISM has obtained this information from the Selling Securityholders.

                                       PRINCIPAL AMOUNT OF NOTES OWNED
     SELLING SECURITYHOLDERS              PRIOR TO THE OFFERING AND
                                         OFFERED BY THIS PROSPECTUS

Corporate High Yield Fund, Inc.                         $1,548,185
Corporate High Yield Fund II, Inc.                        $539,255
Corporate High Yield Fund III, Inc.                     $1,739,534
Debt Strategies Fund, Inc.                                $695,814
Merrill Lynch Debt Strategies
  Portfolio                                               $347,907
Senior High Income Portfolio, Inc.                        $556,651
Merrill Lynch Phoenix Fund, Inc.                        $3,485,678
                                                        ----------
     Total                                              $8,913,024

        The following table sets forth certain information with respect to the Selling Securityholders and their beneficial ownership of the Common Stock as of the date of this prospectus. TRISM has obtained this information from the Selling Securityholders.


                                             SHARES         PERCENTAGE OF
                                          BENEFICIALLY      COMMON STOCK
                                         OWNED PRIOR TO     BENEFICIALLY      SHARES OFFERED
                                              THE           OWNED PRIOR TO       BY THIS
          SELLING STOCKHOLDERS              OFFERING        THE OFFERING        PROSPECTUS
 ------------------------------------    ---------------   --------------     --------------
Corporate High Yield Fund, Inc.               98,052            4.9               98,052
Corporate High Yield Fund II, Inc.            34,153            1.7               34,153
Corporate High Yield Fund III, Inc.          110,170            5.5              110,170
Debt Strategies Fund, Inc.                    44,068            2.2               44,068
Merrill Lynch Debt Strategies
  Portfolio                                   22,034            1.1               22,034
Senior High Income Portfolio, Inc.            35,255            1.8               35,255


                                       31



Merrill Lynch Phoenix Fund, Inc.             220,760           11.0              220,760
                                             -------           ----              -------
     Total                                   564,492           28.2              564,492


        Based upon information provided to TRISM by the Selling Securityholders, none of the Selling Securityholders holds any position, office or has had any other material relationship with TRISM, or any of its predecessors or affiliates, during the past three years except that in connection with the reorganization of TRISM, which became effective on February 15, 2000, the Unofficial Creditors Committee, of which the Selling Securityholders were a part, appointed four of TRISM's current five directors.


                              PLAN OF DISTRIBUTION

        The Selling Securityholders may offer and sell the securities included in this prospectus from time to time in one or more transactions, at prices related to prevailing market prices at the time of the sale or at negotiated prices. The methods by which these securities may be sold include: (1) sales in open market or block transactions on the OTC Bulletin Board, or such other national securities exchange or automated interdealer quotation system on which the securities are then listed or quoted; (2) sales in the over-the-counter market; (3) privately negotiated transactions; (4) put or call options transactions relating to the securities, (5) short sales of the securities, (6) hedging transactions, (7) distributions to beneficiaries, partners, members or stockholders of the selling securityholders; or (8) a combination of such methods of sale. These transactions may or may not involve brokers or dealers. In addition, any of the securities covered by this prospectus which qualify for sale under Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), may be sold under Rule 145 rather than pursuant to this prospectus.

        The Selling Securityholders may effect such transactions by selling securities directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of securities for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In effecting sales, such broker-dealers may arrange for other broker-dealers to participate.

        The Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of securities of TRISM in the course of hedging the positions they assume with the Selling Securityholders. The Selling Securityholders may also enter into options or other transactions with broker-dealers or other financial institutions with respect to the securities offered by this prospectus, which securities the broker-dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect the transaction).

        The Selling Securityholders and any broker-dealer who acts in connection with the sale of securities hereunder may be deemed to be "underwriters," within the meaning of Section 2(11) of the Securities Act, and any compensation received by them and any profit on any resale of securities sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act.

        Because the Selling Securityholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Securityholders will be subject to the prospectus delivery requirements of the Securities Act.

        In certain jurisdictions the securities offered hereby may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

        TRISM has agreed to pay all expenses, including the reasonable fees and expenses of not more than one counsel in connection with the registration of the securities being offered hereby. The Selling Securityholders are responsible for paying broker's commissions, discounts and any other selling expenses.

        The Selling Securityholders have severally agreed to indemnify TRISM, its directors and officers and any person who controls TRISM against certain liabilities and expenses arising out of or based upon the information set forth in this prospectus and the Registration Statement of which this prospectus is a part, if such liability arises out of information furnished in writing to TRISM specifically for use in connection with the preparation of this Registration Statement, prospectus, amendment or supplement.

        If requested by a Selling Securityholder, TRISM has agreed to file a supplement or a post-effective amendment to this prospectus disclosing such information as the Selling Securityholder may reasonably request, including, without limitation, (1) the name of the Selling Securityholder and of the participating broker-dealer(s), (2) the number of securities involved and (3) the price at which such securities were sold.

                                     EXPERTS

        The consolidated financial statements and financial statement schedule incorporated in this Registration Statement by reference to the Annual Report on Form 10-K of TRISM, Inc. for the year ended December 31, 1999, have been so incorporated in reliance on the report (which contains explanatory paragraphs relating to the Company's emergence from bankruptcy and the Company's change in accounting for the measurement of tires-in-service as described in Note 12 and
Note 1, respectively) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.


                                  LEGAL MATTERS

        The validity of the securities offered by this prospectus have been passed upon for us by Proskauer Rose LLP, New York, New York.


                      WHERE TO FIND ADDITIONAL INFORMATION

        TRISM files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Stockholders may read and copy this information at the following locations of the Securities and Exchange Commission:

Securities and Exchange          Securities and Exchange         Securities and Exchange
Commission                       Commission                      Commission
Judiciary Plaza, Room 1024       Seven World Trade Center,       Citicorp Center
450 Fifth Street, N.W.           Suite 1300                      500 West Madison Street,
Washington, D.C. 20549           New York, New York 10048        Suite 1400
                                                                 Chicago, Illinois 60661

        Stockholders can also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 10024, Washington D.C. 20549, at prescribed rates.

        The Securities and Exchange Commission also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like TRISM, who file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

        TRISM has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 of which this prospectus is a part. That Registration Statement, including the attached exhibits and schedules, contains additional relevant information about TRISM, the TRISM common stock and Notes. The rules and regulations of the Securities and Exchange

Commission allow TRISM to omit from this prospectus certain information included in the Registration Statement.

        Stockholders can obtain any of the documents incorporated by reference in this document from TRISM without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. Documents incorporated by reference in this prospectus can be obtained by requesting them in writing or by telephone from TRISM at the following address:

                             TRISM, Inc.
                             4174 Jiles Road
                             Kennesaw, Georgia  30144
                             (770) 795-4600
                             Attention: Investor Relations

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Securities and Exchange Commission allows TRISM to "incorporate by reference" information into this prospectus. This means that TRISM can disclose important information by referring to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

        This prospectus incorporates by reference the documents listed below that TRISM has previously filed with the Securities and Exchange Commission and that are not included in or delivered with this document. They contain important information about TRISM and its financial condition.

        FILINGS

        Annual Report on Form 10-K for the year ended December 31, 1999 Current Report on Form 8-K dated February 18, 2000
        The description of TRISM's common stock set forth in TRISM's Form 8-A filed with the Securities and Exchange Commission dated January 12,
          1994

         TRISM incorporates by reference additional documents that it may file with the Securities and Exchange Commission between the date of this prospectus and the date of the TRISM stockholders meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

         TRISM HAS NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT TRISM THAT IS DIFFERENT FROM, OR IN ADDITION TO, THAT CONTAINED IN THIS

PROSPECTUS OR IN ANY OF THE MATERIALS THAT TRISM HAS INCORPORATED BY REFERENCE INTO THIS DOCUMENT. THEREFORE, IF ANYONE DOES PROVIDE INFORMATION OF THIS SORT, IT SHOULD NOT RELIED ON. IF A PERSON IS IN A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS DOCUMENT OR THE SOLICITATION OF PROXIES IS UNLAWFUL, OR IF IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS DOCUMENT DOES NOT EXTEND TO THAT PERSON. THE INFORMATION CONTAINED IN THIS DOCUMENT SPEAKS ONLY AS OF THE DATE OF THIS DOCUMENT, UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

                           FORWARD-LOOKING STATEMENTS

       TRISM believes this prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve substantial risks and uncertainties. You can identify such statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations, (2) contain projections of our future results of operations or of our financial condition or (3) state other "forward-looking" information. We believe it is important to communicate our expectations to our investors. However, there may be events in the future which we are not able to accurately predict or over which we have no control. The risk factors identified under "Risk Factors" section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock or notes, you should be aware that the occurrence of the events described in these risk factors and documents incorporated by reference could have a material adverse effect on our business, operating results and financial condition.

                                      II-1
                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.       OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following are the estimated expenses in connection with the distribution of the securities being registered:

                SEC registration fee ...........................  $2,903
                Printing expenses ..............................   5,000
                Accounting fees and expenses ...................   5,000
                Attorneys' fees and expenses ...................  15,000
                Miscellaneous ..................................   5,000
                                                                  ------
                    Total ...................................... $32,903


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        With certain limitations, Article Eighth of the Registrant's Amended and Restated Certificate of Incorporation provides for indemnification of any of the Registrant's past, present and future officers and directors against liabilities and reasonable expenses incurred in any criminal or civil action by reason of such person's being or having been an officer or director of the Registrant or of any other corporation which such person serves as such at the request of the Registrant. Indemnification rights under Article Eighth are non-exclusive. In the event of an officer's or director's death, such person's indemnification rights shall extend to his or her heirs and legal representatives.

        Article Ninth of the Registrant's Amended and Restated Certificate of Incorporation is consistent with Section 102(b)(7) of the Delaware General Corporation Law, which generally permits a corporation to include a provision limiting the personal liability of a director in the corporation's certificate of incorporation. Article Ninth of the Registrant's Amended and Restated Certificate of Incorporation eliminates the personal liability of the Registrant's directors to the Registrant or any of its stockholders for monetary damages for breach of fiduciary duty as a director. However, Article Ninth does not eliminate director liability: (1) for breaches of the duty of loyalty to the Registrant or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for transactions from which a director derives improper personal benefit; or (4) under Section 174 of the Delaware General Corporation Law ("Section 174").

        Section 174 makes directors personally liable for unlawful dividends and stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability. While Article Ninth protects the directors from awards for monetary damages for breaches of their duty of care, it does not eliminate their duty of care. The limitations in Article Ninth have no effect on claims arising under the federal securities laws.

        Under Section 145 of the Delaware General Corporation Law, directors and officers, as well as other employees and individuals, may be indemnified against expenses (including attorneys' fees), judgments, fines, amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation - a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to criminal actions or proceedings, had no reasonable cause to believe their conduct was unlawful.

        A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action, and the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

ITEM 16.       EXHIBITS

        A list of the exhibits included as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits and which is incorporated herein by reference.

ITEM 17.       UNDERTAKINGS

         (a)   The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kennesaw and State of Georgia on the 31st day of March 2000.

                                           TRISM, INC.


                                           By: /S/ EDWARD L. MCCORMICK
                                               -----------------------
                                                Edward L. McCormick
                                                Chairman, President and Chief
                                                  Executive Officer

         The undersigned officers and directors of TRISM, Inc. hereby severally constitute Edward L. McCormick our true and lawful attorney and agent, with full power to him to sign for us and our names in the capacities indicated below, the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable TRISM, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to said Registration Statement and any and all amendment hereto.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                             Chairman, President, Chief
/s/ EDWARD L. MCCORMICK      Executive Officer and
-----------------------      Director
 Edward L. McCormick         (principal executive officer)      March 31, 2000


                             Senior Vice President and
/s/ JAMES G. OVERLEY         Chief Financial Officer
---------------------        (principal financial and
 James G. Overley            accounting officer)
                                                                March 31, 2000

/s/ THOMAS P. KRASNER
---------------------
 Thomas P. Krasner           Director                           March 31, 2000

/s/ DANA L. MANNER
------------------
 Dana L. Manner              Director                           March 31, 2000

/s/ JOHN S. ALBANESE, ESQ.
--------------------------
 John S. Albanese, Esq.      Director                           March 31, 2000

/s/ RANDALL B. KOMINSKY
-----------------------
 Randall B. Kominsky         Director                           March 31, 2000

                                  EXHIBIT INDEX



EXHIBIT NUMBER               DESCRIPTION OF EXHIBIT
--------------               ----------------------


         4.1 Indenture dated February 15, 2000, among TRISM, Inc., the Guarantors named therein and U.S. Bank Trust National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999)

         5     Opinion of Proskauer Rose LLP

         12    Computation of Fixed Ratio of Earnings to Fixed Charges

         23.1  Consent of PricewaterhouseCoopers LLP

         23.2  Consent of Proskauer Rose LLP (included in Exhibit 5)

         24.1  Power of Attorney (contained on signature page)

                                                                      Exhibit 5

                             [PROSKAUER LETTERHEAD]

March 31, 2000


TRISM, Inc.
4174 Jiles Road
Kennesaw, Georgia  30144

Ladies and Gentlemen:

We have acted as counsel to TRISM, Inc., a Delaware corporation (the "Company"), in connection with the Registration Statement on Form S-3, as amended (the "Registration Statement"), filed by the Company under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the "Commission"), relating to the registration for resale of: (i) up to 564,492 shares (the "Shares") of the Company's common stock, par value $.01 per share and (ii) up to $8,913,024 principal amount of the Company's 12% Senior Subordinated Notes due 2005 (the "Notes").

As such counsel, we have participated in the preparation of the Registration Statement and certain corporate proceedings. We have examined and relied upon originals or copies, certified or otherwise authenticated to our satisfaction, of certain public officials and representatives of the Company and have made such investigations of law, and have discussed with representatives of the Company and such other persons such questions of fact, as we have deemed proper and necessary as a basis for rendering this opinion.

Based upon, and subject to, the foregoing, we are of the opinion that (i) the Shares are duly authorized, legally issued, fully paid and non-assessable and
(ii) the Notes are duly authorized, legally issued, fully paid and non-assessable, and binding obligations of the Company.

We hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement and to the reference to this firm in the Prospectus and Registration Statement in the section entitled "Legal Matters". In giving such consent, we do not admit that we are in the category of persons whose consent is required under
Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Proskauer Rose LLP

                                                                   Exhibit 23.1


                         Consent of Independent Auditors

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 3, 2000 relating to the financial statements and financial statement schedule, which appear in TRISM, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999. We also consent to the reference to us under the heading "Experts" in such Registration Statement.


PricewaterhouseCoopers LLP

Atlanta, Georgia
March 31, 2000